[redacted]

09056279

COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Thomas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, Suite 656
(No. and Street)

Atlanta	**Georgia**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Borbone **(404) 504-6050**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Thomas Borbone**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Thomas Securities, LLC, as

of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MM | CEO
Title

Carolyn S. Rubio
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

THOMAS SECURITIES, LLC
AKA Thomas Group Capital
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Thomas Securities, LLC, aka Thomas Group Capital

We have audited the accompanying balance sheet of Thomas Securities, LLC, aka Thomas Group Capital, LLC, as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As shown on the financial statements, the Company was marginally profitable for 2008 and had significant negative cash flows from operations. In addition, during 2008 the Company was unable to pay its obligations to creditors as they became due. These factors, among others discussed in Notes H to the financial statements, raise substantial doubt as to whether the Company will be able to remain in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Securities, LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

THOMAS SECURITIES, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

	2008
Cash and cash equivalents	$ 151
Accounts receivable - clearing broker	79,747
Accounts receivable - other	1,502,453
Office furniture and equipment, net of accumulated depreciation of $32,859	26,936
Deposit with clearing broker	100,093
Prepaid expenses	13,669
Other	6,747
Total Assets	$ 1,729,796

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 36,796
Accrued commissions	1,498,723
Other accrued liabilities	6,670
Accrued rent	28,376
Notes payable - FINRA	33,216
Total Liabilities	1,603,781
MEMBERS' EQUITY	126,015
Total Liabilities and Members' Equity	$ 1,729,796

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Commissions	$ 2,919,730
Investment banking	572,531
Total revenues	3,492,261
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	300,021
Commissions	2,533,122
Clearing and execution costs	179,250
Communications	41,892
Occupancy	123,153
Interest	2,848
Other operating expenses	302,677
Total expenses	3,482,963
NET INCOME	$ 9,298

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,298
Adjustments to reconcile net loss to net income used by operations:	
Depreciation and amortization	9,600
FINRA penalties financing	43,125
Chargeoff of employee advances	5,226
Unrealized depreciaton of securities owned	10,200
Decrease in due from clearing broker	540,486
Decrease in payables and other liabilities	(49,572)
Increase in prepaid expenses and other assets	(82)
Increase in accrued commissions	867,677
Increase in accounts receivable - other	(1,502,453)
NET CASH USED IN OPERATING ACTIVITIES	(66,495)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(2,194)
NET CASH USED BY INVESTING ACTIVITIES	(2,194)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in deposit with clearing broker	1,201
Payments on notes payable - FINRA	(9,909)
NET CASH USED BY FINANCING ACTIVITIES	(8,708)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(77,397)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	77,548
End of year	$ 151
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 2,848
FINRA penalties financing	$ 43,125

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2008

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 1,096,125	$ (979,408)	$ 116,717
Net income		9,298	9,298
Balance, December 31, 2008	$ 1,096,125	$ (970,110)	$ 126,015

The accompanying notes are an integral part of these financial statements.

THOMAS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of Delaware that began business in December 2000. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA") and the securities commissions of appropriate states. The Company provides securities brokerage and investment banking services.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company is a partnership for income tax purposes. Therefore the income or losses of the Company flow through to the partners and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Revenue Recognition: Investment banking revenues are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

NOTE B — LEASE COMMITMENT AND ACCRUED RENT LIABILITY

The Company leases office premises in Georgia and New Jersey under operating leases. The Company's commitment under its office premises operating leases is approximately the following:

2009	$ 129,000
2010	66,000
	$ 195,000

At December 31, 2008, the Company is in arrears in its rent obligations under the New Jersey lease by approximately $28,000. The landlord has agreed to defer payment of the arrearage into 2009. This liability is recorded as accrued rent liability at December 31, 2008.

Rent expense for the year ended December 31, 2008 was approximately $123,000.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a net capital deficit of $1,423,790, which was $1,530,736 below its required net capital of $106,946.

NOTE D — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E — RELATED PARTIES

A related company, engaged in fee-based money management, paid the Company approximately $8,000 under an informal administrative services arrangement.

NOTE F — RETIREMENT PLAN

During 2005, the Company adopted a defined contribution retirement plan with a 401(k) feature which covers substantially all employees. Company contributions are discretionary. No Company contributions were made during 2008.

NOTE G — LOSS CONTINGENCIES AND NOTE PAYABLE TO FINRA

The Company is subject to customer complaints and litigation in the normal course of business.

During 2007 and 2008, the Company settled certain regulatory matters with FINRA. Under the terms of the settlements the Company agreed to pay total fines of $57,500. The fines are payable in monthly installments of principal and interest over a three-year period. The remaining balance at December 31, 2008 is $33,216.

NOTE H — GOING CONCERN

The Company was marginally profitable during 2008 and used approximately $66,000 of cash to fund operations. In addition, the Company incurred significant losses in 2007, 2006 and 2005 and during 2008 was unable to pay its obligations to creditors as they became due. These conditions raise substantial doubt about the Company's ability to continue as a going concern as of December 31, 2008.

NOTE I — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $100,000 be maintained on deposit with the clearing broker and that minimum net capital of $100,000 be maintained. The Company was in violation of its clearing agreement at December 31, 2008 as net capital was $40,710.

SUPPLEMENTAL INFORMATION

SCHEDULE I

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total members' equity	$ 126,015
Less nonallowable assets:	
Office furniture and equipment	(26,936)
Prepaid expenses	(13,669)
Other assets	(6,747)
Receivables from non-customers	(1,502,453)
	(1,549,805)
Net capital before haircuts (negative)	(1,423,790)
Less haircuts	-
Net capital (deficit)	$ (1,423,790)
Minimum net capital required	106,946
Net capital below minimum required	$ (1,530,736)
Aggregate indebtedness	$ 1,604,191
Net capital based on aggregate indebtedness	$ 106,946
Ratio of aggregate indebtedness to net capital	N/A

SCHEDULE I (CONTINUED)

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

Net capital as reported in Part IIA of Form X-17A-5	$ 53,331
Audit adjustments:	
To record additional accrued commissions	(9,529)
To adjust accrued rent liability	(2,391)
To adjust other accrued expenses	(701)
To record additional accounts receivable	(1,464,500)
Net capital deficit per the accompanying schedule	$ (1,423,790)

THOMAS SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Members
Thomas Securities, LLC

In planning and performing our audit of the financial statements of Thomas Securities, LLC, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Thomas Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of financial statements for the year ended December 31, 2008 and this report does not effect our report thereon dated February 20, 2009.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 20, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC